EXHIBIT 12.1

MGE ENERGY and MADISON GAS AND ELECTRIC COMPANY*
Computation of Ratio of Earnings to Fixed Charges

(Thousands of dollars)	Year Ended December 31,					Nine Months Ended

	1997	1998	1999	2000	2001**	9/30/02**	9/30/01**

EARNINGS:
Income before interest expense, net of American Transmission Co. equity earnings	$33,247	$33,085	$35,785	$41,484	$37,589	$32,997	$29,032
Add:
Income Tax Items	11,940	10,723	12,268	15,416	13,836	15,167	11,136
Income Tax on Other Income	1,571	1,441	1,175	814	2,105	1,085	1,724
Income distribution from equity investee	—	—	—	—	1,630	2,146	1,000
Amortization of debt discount, premium and expense	288	288	317	322	390	321	264
Interest component on rentals***	896	912	918	905	925	687	692
Allowance for funds used during construction – borrowed funds	15	66	155	176	217	156	177

Total Earnings before Interest and Taxes	$47,957	$46,514	$50,618	$59,117	$56,692	$52,559	$44,025

FIXED CHARGES:
Interest on long term debt	$9,641	$10,234	$11,500	$12,622	$12,781	$8,856	$9,708
Other interest	1,098	687	694	1,683	1,008	393	858
Amortization of debt discount, premium and expense	288	288	317	322	390	321	264
Interest component of rentals***	896	912	918	905	925	687	692

Total Fixed Charges	$11,923	$12,121	$13,429	$15,532	$15,104	$10,257	$11,522

RATIO OF EARNINGS TO FIXED CHARGES	4.02	3.84	3.77	3.81	3.75	5.12	3.82

*	MGE Energy, Inc. was formed as a subsidiary of Madison Gas and Electric Company on October 31, 2001 and became the parent holding company of Madison Gas and Electric Company pursuant to a share exchange effective August 12, 2002.

**	On Jan. 1 2001, MGE transferred its transmission assets to the American Transmission Company LLC for a 6% ownership interest.

***	Represents one-third of the total rental expense.